SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SPOTLIGHT INNOVATION INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

849207105
(CUSIP Number)

Cristopher Grunewald 11147 Aurora Avenue Aurora Business Park, Building 3 Urbandale, IA 50322 (515) 274 9087
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 849207105	13D

1	NAME OF REPORTING PERSONS

Cristopher Grunewald
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		5,618,627
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		5,618,627
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,618,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%*
14	TYPE OF REPORTING PERSON

IN
___________

* Represents the percentage ownership based on 25,285,514 shares of common stock of Spotlight Innovation Inc. outstanding as of December 7, 2016.

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Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 5,618,627 shares of the Issuer’s common stock, which represents approximately 22.2% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 5,618,627 shares of common stock of the Issuer.

(c)

On December 23, 2016, the Reporting Person was issued 15,000 shares of common stock in exchange for the return to the Issuer of options to purchase 150,000 shares of common stock. Other than as reported herein, the Reporting Person has not effected any transactions in securities of the Issuer since the most recent filing of Schedule 13D.

(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 5,618,627 shares of common stock reported in Item 5(a).

(e)	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: December 29, 2016	By:	/s/ Cristopher Grunewald
Cristopher Grunewald

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